SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission (i) Amendment No. 2 to the Fiscal Agency Agreement dated as of November 1, 1996, as amended, between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent, and (ii) a description of certain recent developments with respect to the Registrant as of March 30, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 1st day of April, 2004.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Sônia de Almendra Freitas Portella Nunes
Sônia de Almendra Freitas Portella Nunes
Procuradora da Fazenda Nacional

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None

B:	None

*C:	Copy of the 2003 Annual Budget of the Republic

*D:	Current Description of the Republic

*E:	Recent Developments in the Republic as of September 11, 2003

*F:	Opinion dated September 17, 2003 of Arnold & Porter relating to $750,000,000 aggregate principal amount of 10% U.S. Dollar-Denominated Global Bonds due 2011

*G:	Opinion dated September 17, 2003 of a duly authorized Deputy Attorney General of the National Treasury of the Republic relating to $750,000,000 aggregate principal amount of 10% U.S. Dollar-Denominated Global Bonds due 2011

*H:	Recent Developments in the Republic as of October 15, 2003

*I:	Opinion dated October 22, 2003 of Arnold & Porter relating to $1,500,000,000 aggregate principal amount of 9.25% Global Bonds due October 22, 2010

*J:	Opinion dated October 22, 2003 of the Attorney General of the National Treasury of the Republic relating to $1,500,000,000 aggregate principal amount of 9.25% Global Bonds due October 22, 2010

*K:	Recent Developments in the Republic as of January 12, 2004

*L:	Opinion dated January 20, 2004 of Arnold & Porter relating to $1,500,000,000 aggregate principal amount of 8.25% Global Bonds due 2034

*M:	Opinion dated January 20, 2004 of the Attorney General of the National Treasury of the Republic relating to $1,500,000,000 aggregate principal amount of 8.25% Global Bonds due 2034

N:	Amendment No. 2 to the Fiscal Agency Agreement dated as of November 1, 1996, as amended, between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent

O:	Recent Developments in the Republic as of March 30, 2004

*	Previously filed.